Exhibit 99.2

DATE, PLACE AND TIME: November 28 2008, at 1.00 p.m. at Avenida Escola Politécnica, Nr. 760, 2nd Floor, São Paulo-SP. QUORUM: All Board members. PRESIDING OFFICIALS: Nildemar Secches, Chairman, and Ney Antonio Flores Schwartz, Secretary. DECISIONS TAKEN:

1) BRANCH CLOSINGS: The Board decided to authorize the closing of the following branches, constituted erroneously, as noted in the 9th Minutes of  the Ordinary Meeting of the Board of Directors on 10/28/08, registered with the São Paulo Board of Trade on 11/10/28 under Nr. 371.612/08-1, the respective registration of these entities not having been requested from the Federal Tax authorities, the state Finance Ministry or other necessary authorities:

ACTIVITY	ADDRESS
Egg Production	Estrada da 2 Etapa, s/nº - Km 25, Zona Rural, CEP 78.450-000, Cidade de Nova Mutum, Estado do Mato Grosso
Wholesaler of Meat, Meat Products and Other Food Products	Rua Antônio Jovita Duarte, nº 4.138, Bairro Forquilhas, CEP 88.107-100, Cidade de São José, Estado de Santa Catarina
Raising of Other Poultry and Game, except for slaughter	Rua Otávio Rocha, s/nº, Bairro Cerqueja, CEP 99.250-000, Cidade de Serafina Corrêa, Estado do Rio Grande do Sul
Raising of Other Poultry and Game, except for slaughter	Linha Anita Garibaldi, Bairro Sede, CEP 99.155-000, Cidade de Vila Maria, Estado do Rio Grande do Sul
Wholesaler of Milk and Dairy Products	Rua Hubert Schledorn, nº 130, Lote 1ª, Parte B, Bairro Jardim das Tulipas, CEP 13.212-793, Cidade de Jundiaí, Estado de São Paulo
Wholesaler of Milk and Dairy Products	Rua Zilah Wallback Prestes, nº 180, Bairro Butiatuvinha, CEP 82.410-690, Cidade de Curitiba, Estado do Paraná
Administration and Management of Local Administrative Units	Avenida Amapá, nº 5-60, Sala 5, Bairro Vila Coralina, CEP 17.030-010, Cidade de Bauru, Estado de São Paulo

2)   BRANCH OPENING: The Board decided to authorize the opening of the following branch: Wholesaler of Milk and Dairy Products, city of Marau, state of Rio Grande do Sul, highway RS 324, Km 76.2, w/o Nr., ADM-Parte office, neighborhood of São Cristovão, ZIP 99.150-000

3)   RE-RATIFICATION OF THE ADDRESSES OF BRANCHES: The Board voted to authorize the re-ratification of the addresses of the following branches, which were created with incorrect addresses, as noted in the 9th Minutes of the Ordinary Meeting of the Board of Directors of 10/28/2008, registered with the São Paulo state Board of Trade on 11/10/2008, under Nr.   371.612/08-1:

ATIVIDADE	ENDEREÇO INCORRETO	ENDEREÇO CORRETO
Wholesaler of Milk and Dairy Products	From: Rodovia BR 287, Km 249, nº 2.390, Sala B, Bairro Parque Pinheiro Machado, CEP 97.030-080, Cidade de Santa Maria, Estado do Rio Grande do Sul	TO: Rua Terezina, nº 744, Sala B, Bairro Parque Pinheiro Machado, CEP 97.030-600, Cidade de Santa Maria, Estado do Rio Grande do Sul
Wholesaler of Milk and Dairy Products	From: Quadra 11, Lote 01, s/nº, Sala F, Bairro Centro Industrial Aratu, Cidade de Simões Filho, Estado da Bahia, CEP 43.700-971	TO: Rodovia BR 324, km 7,5, s/nº, Sala 01, Bairro Pirajá, Cidade de Salvador, Estado da Bahia, CEP 41.290-550
Wholesaler of Milk and Dairy Products	NIRE: 35903526742, From: Rua Maria Santos Bessa, nº 463, Sala 2, Bairro Jardim Alvorada, Cidade de	TO: Rua Prof. Mário Hururai, nº 472 – sala 1, Bairro Jardim Alvorada, Cidade de Itararé,

PERDIGÃO S.A.

CNPJ/MF 01.838.723/0001-27

A Publicly Listed Company

EXTRACT FROM THE MINUTES OF THE 46th/2008 EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

	Itararé, Estado de São Paulo, CEP 18.460-000	Estado de São Paulo, CEP: 18.460-000
Wholesaler of Meat, Meat Products and Other Food Products	From: Rua Zalony, nº 160, 7º Andar, Sala 707, Bairro Centro, Cidade de Rio Grande, Estado do Rio Grande do Sul, CEP 96.200-070	TO: Rua Benjamin Constant, nº 195, Sala 302, Bairro Centro, Cidade de Rio Grande, Estado do Rio Grande do Sul, CEP 96.200-090

CLOSING: These minutes, having been drawn up, read and approved, were signed by all present.. Nildemar Secches, Presiding Official; Ney Antonio Flores Schwartz, Secretary to the Meeting; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn. (I certify this to be an exact copy of the original minutes drafted to Register Nr. 2 of the Minutes of the Ordinary and Extraordinary  Meetings of the Board of Directors, pages 70 and 71).

NEY ANTONIO FLORES SCHWARTZ

Secretary to the Meeting